UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

China New Energy Group Company

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

16944P109

(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, Suite 1901
New York, NY 10022
(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 16944P109

1.	Names of Reporting Persons.

Vicis Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

NUMBER OF		107,099,378
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH	9.	Sole Dispositive Power
REPORTING
PERSON WITH		107,099,378
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

107,099,378

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

51.4%
14.	Type of Reporting Person (See Instructions)

IA

CUSIP No. 16944P109

1.	Names of Reporting Persons.

SLS Holdings III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

NUMBER OF		52,884,259
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH	9.	Sole Dispositive Power
REPORTING
PERSON WITH		52,884,259
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

52,884,259

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

33.1%
14.	Type of Reporting Person (See Instructions)

OO - limited liability company

CUSIP No. 16944P109

1.	Names of Reporting Persons.

SLS Holdings VII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

Delaware
	7.	Sole Voting Power

NUMBER OF		9,430,508
SHARES	8.	Shared Voting Power
BENEFICIALLY
OWNED BY		0
EACH	9.	Sole Dispositive Power
REPORTING
PERSON WITH		9,430,508
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,430,508

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

8.1%
14.	Type of Reporting Person (See Instructions)

OO - limited liability company

Preliminary Note:

This Schedule 13D is being jointly filed by Vicis Capital, LLC (“Vicis”), SLS Holdings III, LLC (“SLS III”) and SLS Holdings VII, LLC (“SLS VII”).  Messrs. Shadron Stastney, John Succo and Sky Lucas are each members of Vicis, SLS III and SLS VII.  Because the same three individuals are members of each entity, Vicis, SLS III and SLS VII may be deemed to constitute a “group.”  This filing does not constitute an admission that, by these actions, Vicis, SLS III and SLS VII constitute or have formed a “group” within the meaning of Regulation 13D under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1.   Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.001 per share (the “Common Stock”), of China New Energy Group Company (the “Issuer”).  The address of the Issuer’s principal executive offices is Block B1, 18/F, No. 85, NanJing Road, TianJin Emperor Place, HePing District, Tianjin, 300040, People's Republic of China.

Item 2.   Identity and Background

(a)
The name of the reporting persons are Vicis Capital LLC (“Vicis”), SLS Holdings III, LLC (“SLS III”) and SLS Holdings VII (“SLS VII”).  Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor, directly holds 107,099,378 of the shares reported on this Schedule.  Vicis may be deemed to beneficially own such 107,099,378 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.  SLS III directly holds 52,884,259 of the shares reported on this Schedule.  SLS VII directly holds 9,430,508 of the shares reported on this Schedule.

(b)
The address of Vicis is 445 Park Avenue, Suite 1901, New York, NY 10022.  The address of SLS III is 445 Park Avenue, Suite 1901, New York, NY 10022.  The address of SLS VII is 445 Park Avenue, Suite 1901, New York, NY 10022.

(c)
Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to Vicis Capital Master Fund (the “Fund”).  SLS III is a limited liability company, the principal business of which is the ownership of the securities of the Issuer.  SLS VII is a limited liability company the principal business of which is the ownership of the securities of the Issuer.

(d)	None of Vicis, SLS III or SLS VII has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of Vicis, SLS III or SLS VII has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.  SLS Holdings III, LLC is a limited liability company organized under the laws of the state of Delaware.  SLS Holdings VII, LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis, and the Board of Directors of SLS III and SLS VII, respectively (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Officer

John Succo	Member and Chief Investment Officer

Sky Lucas	Member and Head of Global Convertible Arbitrage

Board of Directors of SLS Holdings III, LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Office of Vicis Capital, LLC

John Succo	Member and Chief Investment Officer of Vicis Capital, LLC

Sky Lucas	Member and Head of Global Convertible Arbitrage of Vicis Capital, LLC

Board of Directors of SLS Holdings VII, LLC

Name	Occupation

Shad Stastney	Member and Chief Operating Office of Vicis Capital, LLC

John Succo	Member and Chief Investment Officer of Vicis Capital, LLC

Sky Lucas	Member and Head of Global Convertible Arbitrage of Vicis Capital, LLC

The business address of each of the Insiders is 445 Park Avenue, Suite 1901, New York, NY 10022. To Vicis’s, SLS III’s and SLS VII’s knowledge, respectively, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The Fund previously acquired: (i) 5,711,031 shares of Common Stock; (ii) 1,546,183 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (iii) a warrant to purchase 9,577,737 shares of Common Stock (the “2008 Warrant”); (iv) 1,116,388 shares of Series B Convertible Preferred Stock (the “Series B Preferred Stock”); (iv) a warrant to purchase 7,814,719 shares of Common Stock (the “2009 Warrant” and, together with the 2008 Warrant, the “Warrants”); (v) 9.365 shares of the Issuer's Series C Convertible Preferred Stock (the “Series C Preferred Stock”); (vi) 1 share of the Issuer's Series D Convertible Preferred Stock (the “Series D Preferred Stock”); and (vii) a Convertible Promissory Note having an original principal amount of $1,500,000 (the “Vicis Note”) from a private party.  The Vicis Note was originally due October 15, 2010, but the Fund agreed to extend the due date of the Vicis Note to January 31, 2011.  The terms of the Series A Preferred Stock Certificate of Designations and of each of the Warrants contain conversion caps that prevent the Fund from exercising or converting, as the case may be, an amount of such Warrant or Series A Preferred Stock to the extent that the Fund would beneficially own greater than 4.9% of the outstanding Common Stock.

Each share of the Series A Preferred Stock and of the Series B Preferred Stock is convertible, subject to adjustment, into 35 shares of Common Stock, such that 54,116,405 shares of Common Stock underlie the Series A Preferred Stock owned by Vicis (subject to the limitations imposed by the applicable conversion cap) and 39,073,580 shares of Common Stock underlie the Series B Preferred Stock owned by Vicis.

SLS III previously acquired: (i) 9.365 shares of the Issuer's Series C Convertible Preferred Stock (the “Series C Preferred Stock”); (ii) 1 share of the Issuer's Series D Convertible Preferred Stock (the “Series D Preferred Stock”); and a Convertible Promissory Note having an original principal amount of $1,500,000 (the “SLS III Note” together with the Vicis Note, the “Notes” and each a “Note”).  The SLS III Note was originally due on October 15, 2010, but SLS III agreed to extend the due date of the SLS III Note to January 31, 2011.

In connection with the acquisition of the Series C Convertible Preferred Stock and the Series D Convertible Preferred Stock, China Hand Fund, LLC and the Issuer entered into a Backstop Agreement, dated September 14, 2010 (the “Backstop Agreement”), and China Hand Fund, LLC subsequently assigned certain of its rights and obligations relating to the Backstop Agreement to the Fund and to SLS III.  Pursuant to such assignment, the Fund and SLS III have collectively agreed to provide up to $20,100,000 in additional financing to the Issuer if the Issuer is unable to raise enough capital to complete the acquisition of Beijing Century Dadi Gas Engineering Co., Ltd. and Zhoulu Dadi Gas Co. Ltd.

The Issuer's Series C Preferred Stock currently converts on a 1-for-5,647,011 basis, such that 52,884,259 shares of Common Stock underlie the Series C Preferred Stock owned by Vicis and 52,884,259 shares of Common Stock underlie the Series C Preferred Stock owned by SLS III.  The Series C Preferred Stock automatically converts into Common Stock upon the earlier of: (i) May 31, 2011 or (ii) the Issuer's acquisition of at least 70% of the equity interests in Beijing Century Dadi Gas Engineering Co., Ltd.  The number of shares of the Issuer's Common Stock issuable upon conversion of each share of Series D Preferred Stock is equal to: (219,605,986*(.72/.28) - A - B)/4, whereby A is equal to the number of shares of Common Stock into which the Series C Preferred Stock may be converted on the date the Series C Convertible Preferred Stock is issued (the “Issuance Date”) plus any shares of Common Stock into which shares of Series C Preferred Stock which may be converted upon conversion of any convertible promissory notes convertible into such stock outstanding on the Issuance Date, and whereby B is equal to the number of shares of Common Stock, plus the number of shares of Common Stock into which any convertible preferred stock, debt or other convertible securities are convertible, issued to new investors between October 1, 2010 and April 30, 2011, which result in gross proceeds to the Issuer which do not exceed $54,500,000.  The Series D Preferred Stock automatically converts into Common Stock immediately after the conversion of all Series C Preferred Stock and upon the latest to occur of: (i) May 31, 2011 or (ii) the date upon which the Issuer completes the acquisition of at least 70% of the equity interests in Beijing Century Dadi Gas Engineering Co., Ltd.  Because the Series D Preferred Stock conversion ratio cannot be determined at this time, it is unknown how many shares of Common Stock are underlying the Series D Preferred Stock and no shares of Common Stock underlying the Series D Preferred Stock owned by Vicis and the Series D Preferred Stock owned by SLS III have been included as shares owned by Vicis or by SLS III, respectively, on this Schedule.

On December 28, 2010, SLS III and SLS VII entered into an Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”).  Pursuant to the Assignment and Assumption Agreement, SLS III assigned the SLS III Note to SLS VII.

The terms of the Notes, as modified to extend their respective due dates to January 31, 2011, provide that in the event the Issuer repays the original principal amount of a Note in full by January 31, 2011, the holder of such Note will be issued 1.67 shares of the Issuer's Series C Convertible Preferred Stock, and that in the event the Issuer does not repay the original principal amount of a Note in full by January 31, 2011, such Note will automatically convert into 3.75 shares of Series C Convertible Preferred Stock.  As a result, assuming the Issuer timely repays the original principal amount in full, the Fund and SLS VII will each be deemed to beneficially own an additional 9,430,508 shares of Common Stock underlying the Series C Preferred Stock acquired upon such timely repayment.

As a result of the transactions described above, when the 5,711,031 shares of Common Stock previously acquired by the Fund are aggregated with the 39,073,580 shares of Common Stock underlying the Series B Preferred Stock, the 52,884,259 shares of Common Stock underlying the Series C Preferred Stock and the 9,430,508 shares of Common Stock underlying the Vicis Note, Vicis may be deemed to beneficially own 107,099,378 shares of Common Stock.

As a result of the transactions described above, SLS III may be deemed to beneficially own 52,884,259 shares of Common Stock underlying the Series C Preferred Stock.

As a result of the transactions described above, SLS VII may be deemed to beneficially own 9,430,508 shares of Common Stock underlying the Note.

Item 4.  Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the securities of the Issuer described in this Schedule as held by the Fund for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.  SLS III acquired the securities of the Issuer described in this Schedule as held by SLS III for investment purposes.  SLS VII acquired the securities of the Issuer described in this Schedule as held by SLS VII for investment purposes.

On July 15, 2009, Mr. Shad Stastney was appointed to the Issuer's board of directors.  Mr. Stastney is the Chief Operating Officer and Head of Research for Vicis Capital LLC, a company he jointly founded in 2004, and a member of SLS III and SLS VII. Mr. Stastney also jointly founded Victus Capital Management LLC in 2001. From 1998 through 2001, Mr. Stastney worked with the corporate equity derivatives origination group of Credit Suisse First Boston, eventually becoming a Director and Head of the Hedging and Monetization Group, a joint venture between derivatives and equity capital markets. In 1997, he joined Credit Suisse First Boston’s then-combined convertible/equity derivative origination desk. From 1994 to 1997, he was an associate at the law firm of Cravath, Swaine and Moore in New York, in their tax and corporate groups, focusing on derivatives. He graduated from the University of North Dakota in 1990 with a B.A. in Political Theory and History, and from the Yale Law School in 1994 with a J.D. degree focusing on corporate and tax law. Mr. Stastney is currently a director of several public companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

SLS III and representatives of SLS III have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

SLS VII and representatives of SLS VII have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but each Reporting Person will continue to review this position based upon further developments.

As permitted by law, each Reporting Person may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5.   Interest in Securities of the Issuer

(a)
The Fund, for which Vicis Capital LLC acts as investment advisor, directly holds 107,099,378 of the shares reported on this Schedule.  Vicis Capital LLC may be deemed to beneficially own such 107,099,378 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC.  The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis disclaims beneficial ownership of any shares reported on this Schedule.    The foregoing 107,099,378 shares of Common Stock represent approximately 51.4% of the Issuer’s outstanding Common Stock (based upon 107,070,281 shares of Common Stock outstanding at November 15, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 22, 2010, 39,073,580 shares of Common Stock underlying the Series B Preferred Stock, 52,884,259 shares of Common Stock underlying the Series C Preferred Stock and 9,430,508 shares of Common Stock underlying the Note owned by the Fund).

SLS III directly holds 52,884,259 of the shares reported on this Schedule.  The foregoing 52,884,259 shares of Common Stock represent approximately 33.1% of the Issuer’s outstanding Common Stock (based upon 107,070,281 shares of Common Stock outstanding at November 15, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 22, 2010, and 52,884,259 shares of Common Stock underlying the Series C Preferred Stock owned by SLS III).  SLS III disclaims beneficial ownership of any shares held by the Fund or SLS VII reported on this Schedule.

SLS VII directly holds 9,430,508 of the shares reported on this Schedule.  The foregoing 9,430,508 shares of Common Stock represent approximately 8.1% of the Issuer’s outstanding Common Stock (based upon 107,070,281 shares of Common Stock outstanding at November 15, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 22, 2010 and 9,430,508 shares of Common Stock underlying the Note owned by SLS VII).  SLS VII disclaims beneficial ownership of any shares held by the Fund or SLS III reported on this Schedule.

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, the Reporting Persons have not effected any transaction in the Common Stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to  Securities of the Issuer

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit A	Joint Filing Agreement, dated October 5, 2010, between Vicis Capital, LLC SLS Holdings III, LLC and SLS Holdings VII, LLC.

Exhibit B
SLS Holdings VII, LLC Action of Members in Lieu of Meeting, dated December 30, 2010 (incorporated herein by reference to Exhibit A to Form 4 filed by Vicis Capital LLC, SLS Holdings III, LLC and SLS Holdings VII, LLC on December 30, 2010).

Exhibit C
SLS Holdings III, LLC Action of Members in Lieu of Meeting, dated October 5, 2010 (incorporated herein by reference to Exhibit A to Schedule 13D filed by Vicis Capital LLC and SLS Holdings III, LLC on October 6, 2010).

Exhibit D	Warrant to Purchase Shares of China New Energy Group Company (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by China New Energy Group Company on August 26, 2008).

Exhibit E
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by China New Energy Group Company on August 26, 2008).

Exhibit F	Warrant to Purchase Shares of Common Stock of China New Energy Group Company (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by China New Energy Group Company on May 6, 2009).

Exhibit G
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by China New Energy Group Company on May 6, 2009).

Exhibit H
Series B Convertible Preferred Stock Securities Escrow Agreement by and between China New Energy Group Company, China Hand Fund, LLC, and Escrow, LLC, dated August 20, 2008 (incorporated herein by reference to Exhibit 10.4 to Form 8-K filed by China New Energy Group Company on May 6, 2009).

Exhibit I
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series C Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit J
China New Energy Group Company Certificate of Designations of Preferences, Rights and Limitations of Series D Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.2 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit K
Series C and Series D Convertible Preferred Stock Securities Purchase Agreement by and between China New Energy Group Company and China Hand Fund I, LLC, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit L
Backstop Agreement by and between China New Energy Group Company and China Hand Fund, LLC, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit M	Form of Note Purchase Agreement, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.4 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

Exhibit N
Form of China New Energy Group Company Convertible Note, dated September 14, 2010 (incorporated herein by reference to Exhibit 10.5 to Form 8-K filed by China New Energy Group Company on September 20, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICIS CAPITAL, LLC

January 5, 2011
———————————————————————
Date

By:           /s/ Andrew Comito
———————————————————————
Name: Andrew Comito
Title: Compliance Officer*

* Executed pursuant to the authorization of the members of Vicis Capital LLC attached as Attachment A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC with respect to the Amacore Group, Inc. on October 1, 2009.

SLS HOLDINGS III, LLC

January 5, 2011
———————————————————————
Date

By:           /s/ Andrew Comito
———————————————————————
Name: Andrew Comito
Title: Authorized Representative*

* Executed pursuant to the authorization of the members of SLS Holdings III, LLC attached as Exhibit A to the Schedule 13D/A previously filed with the SEC by Vicis Capital LLC and SLS Holdings III, LLC with respect to China New Energy Group Company on October 6, 2010.

SLS HOLDINGS VII, LLC

January 5, 2011
———————————————————————
Date

By:           /s/ Andrew Comito
———————————————————————
Name: Andrew Comito
Title: Authorized Representative*

* Executed pursuant to the authorization of the members of SLS Holdings VII, LLC attached as Exhibit A to the Form 4 previously filed with the SEC by SLS Holdings III, LLC and SLS Holdings VII, LLC with respect to China New Energy Group Company on December 30, 2010.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of China New Energy Group Company which may be beneficially owned by each of them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.  Notwithstanding the foregoing, Andrew Comito, Vicis Capital LLC Compliance Officer, is hereby authorized to act as a representative of the signatories hereof for purposes of effecting any Schedule 13D filing or amendment thereof, or any other SEC ownership filing which may relate hereto.

The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13D by reason of entering into this Joint Filing Agreement. Further, the undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 3rd day of January, 2011.

VICIS CAPITAL, LLC

By:	/s/ Andrew Comito, Compliance Officer

SLS HOLDINGS III, LLC

By:	/s/ Andrew Comito, Authorized Representative

SLS HOLDINGS VII, LLC

By:	/s/ Andrew Comito, Authorized Representative